UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LSI Industries Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50216C108

(CUSIP Number)

ACCRETIVE CAPITAL MANAGEMENT, LLC

85 Wall Street

Madison, CT 06443

ACCRETIVE CAPITAL PARTNERS, LLC

85 Wall Street

Madison, CT 06443

ACCRETIVE CAPITAL ASIA, LLC

85 Wall Street

Madison, CT 06443

RICHARD E. FEARON, JR.

85 Wall Street

Madison, CT 06443

(203) 482-5805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50216C108	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Accretive Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,400,086
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,400,086

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,086
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.40%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 50216C108	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Accretive Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,368,413
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,368,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,413
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.28%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 50216C108	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Accretive Capital Asia, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,673
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,673

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,673
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 50216C108	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard E. Fearon, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,530,837
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,530,837

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,837
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.90%
12.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. 50216C108	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer LSI Industries Inc.

(b)	Address of Issuer’s Principal Executive Offices 10000 Alliance Road, Cincinnati, Ohio 45242

Item 2.

(a)	Name of Person Filing
This Schedule 13G is filed on behalf of a group comprised of (1) Accretive Capital Management, LLC, (2) Accretive Capital Partners, LLC, (3) Accretive Capital Asia, LLC, and (4) Richard E. Fearon, Jr. through his IRA Account and a Joint Account with his spouse (collectively, the “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence 85 Wall Street Madison, CT. 06443

(c)	Citizenship

Richard E. Fearon, Jr. is a United States Citizen and Richard E. Fearon, Jr. – IRA and Richard E. Fearon, Jr. – Joint Account are an individual retirement account and a joint brokerage account, respectively, governed by the laws of the United States.  Accretive Capital Management, LLC and Accretive Capital Partners, LLC are Illinois limited liability companies governed by Illinois law and the laws of the United States.  Accretive Capital Asia, LLC is a Delaware limited liability company governed by Delaware law and the laws of the United States.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 50216C108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Accretive Capital Management, LLC – 1,400,086 Accretive Capital Partners, LLC - 1,368,413 Accretive Capital Asia, LLC - 31,673 Richard E. Fearon, Jr. – 1,500,837

(b)	Percent of class: Accretive Capital Management, LLC – 5.40% Accretive Capital Partners, LLC - 5.28% Accretive Capital Asia, LLC - 0.12% Richard E. Fearon, Jr. – 5.90%

CUSIP No. 50216C108	13G	Page 7 of 9 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Accretive Capital Management, LLC - 0 Accretive Capital Partners, LLC - 0 Accretive Capital Asia, LLC - 0 Richard E. Fearon, Jr. – 0

(ii)

Shared power to vote or to direct the vote

Accretive Capital Management, LLC – 1,400,086

Accretive Capital Partners, LLC – 1,368,413

Accretive Capital Asia, LLC – 31,673

Richard E. Fearon, Jr. – 1,530,837

	(iii)	Sole power to dispose or to direct the disposition of Accretive Capital Management, LLC - 0 Accretive Capital Partners, LLC - 0 Accretive Capital Asia, LLC - 0 Richard E. Fearon, Jr. – 0

(iv)

Shared power to dispose or to direct the disposition of

Accretive Capital Management, LLC – 1,400,086

Accretive Capital Partners, LLC – 1,368,413

Accretive Capital Asia, LLC – 31,673

Richard E. Fearon, Jr. – 1,530,837

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by the Reporting Person.

CUSIP No. 50216C108	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	5/23/2019		5/23/2019
Date		Date

Accretive Capital Management, LLC		Accretive Capital Partners, LLC

		By	Accretive Capital Management, LLC

By:	/s/ Richard E. Fearon, Jr.	By:	/s/ Richard E. Fearon, Jr.
	Name: Richard E. Fearon, Jr.		Name: Richard E. Fearon, Jr.
	Title: Managing Member		Title: Managing Member

	5/23/2019		5/23/2019
Date		Date

Accretive Capital Asia, LLC		Richard E. Fearon, Jr.

By	Accretive Capital Management, LLC	/s/ Richard E. Fearon, Jr.

By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

CUSIP No. 50216C108	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock no par value per share, of LSI Industries Inc.

	5/23/2019		5/23/2019
Date			Date

Accretive Capital Management, LLC			Accretive Capital Partners, LLC

By Accretive Capital Management, LLC

By:	/s/ Richard E. Fearon, Jr.	By:	/s/ Richard E. Fearon, Jr.
	Name: Richard E. Fearon, Jr.		Name: Richard E. Fearon, Jr.
	Title: Managing Member		Title: Managing Member

	5/23/2019		5/23/2019
Date			Date

Accretive Capital Asia, LLC			Richard E. Fearon, Jr.

By	Accretive Capital Management, LLC		/s/ Richard E. Fearon, Jr.

By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member